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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                 Alkermes, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   01642T108
           --------------------------------------------------------
                                 (CUSIP Number)

       Carol A. Gamble, Vice President and Associate General Counsel
             ALZA Corporation, 950 Page Mill Road, P.O. Box 10950,
                     Palo Alto, California 94303-0802
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                Agreement to Purchase Common Stock 02/13/97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 01642T108                                         Page 2 of 4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ALZA Corporation
     I.R.S. Identification No.: 77-0142070
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     Not applicable.
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               Two million shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  Two million shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Two million shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

     Not applicable.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     Approximately 9.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------


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                                                               Page 3 of 4

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to shares of Common Stock of Alkermes, Inc. ("Alkermes"), 64 Sidney Street, Cambridge, MA 02139.

ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person, ALZA Corporation ("ALZA"), incorporated in Delaware, is a pharmaceutical company. The address of its principal office and place of business is 950 Page Mill Road, P.O. Box 10950, Palo Alto, California 94303-0802.

     During the last five years, ALZA has not been convicted in a criminal proceeding.

     During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working capital.

ITEM 4.  PURPOSE OF TRANSACTION

     ALZA is purchasing the shares as an investment. ALZA currently has no plans or proposals related to any matters described in this Item; however, ALZA reserves the right to develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) ALZA currently owns no shares of Alkermes. Pursuant to a Stock Purchase Agreement between ALZA and Alkermes dated as of February 13, 1997. ALZA will purchase two million shares of Alkermes Common Stock (approximately 9.7% of the class), after the applicable Hart-Scott Rodino waiting period. The purchase price is $25 per share.

     (b)  Sole voting power - two million shares;
          shared voting power - zero
          sole power to dispose - two million shares shared power to dispose - zero

     (c)  See paragraph 5(a) above.

     (d)  None.


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                                                               Page 4 of 4

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   By:  /s/ Carol A. Gamble
                                       ----------------------------------------
                                       Carol A. Gamble
                                       Vice President and Associate
                                         General Counsel


                                   February 21, 1997